June 5, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (352) 547-1218

Mr. Jon Kurtz
Alarion Financial Services, Inc.
One Northeast First Avenue
Ocala, FL 34470

> **Re:** **Alarion Financial Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-SB**
> **Amendment No. 2 to Form 10K-SB**
> **Filed May 26, 2006**
> **File No. 000-51843**

Dear Mr. Kurtz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, Investments, page 6

1. Please refer to our prior comment 1 and include a discussion regarding *the decision* to build a new facility with residential real estate potential.

2.   We refer to your statement that depending on market conditions the Bank may convert the extra space in your Gainesville branch office to become a commercial condominium to be sold, in which case you would expect a yield of $627,000.   In this regard, please tell us and revise this section to provide the following information:

   a.   Define what you mean by *yield* to clarify if you are referring to the estimated net gain on the sale of the condominium.

   b.   State how you determined the expected gain on the sale of the commercial condominium and if you are contemplating the sale of this extra office space during the next twelve months.

   c.   If you expect to sell this space within the next twelve months, please revise the financial statements to reclassify the cost related to this property as held for sale and the disclosure in Note (4), "Premise and Equipment" on page F-14.

   d.   Revise the "Liquidity" section of Managements' Discussion and Analysis to discuss the expected effects of the proposed sale or rental of this office space on your future cash flows and liquidity.

Item 12, "Certain Relationships and Related Transactions", page 18

3.   Please revise the last sentence on page 18 that states the Bank may continue to make such "*loses to insider*" depending on their credit worthiness and "*loses denied from other borrowers*."

Discussion of Results of Operations for 2005, page 36

4.   We refer to your response to comment 2 and to the revised disclosure in the "Certain Relationships and Related Transactions" section on page 17 regarding related party loans for $7 million equal, that are 16% of total loans outstanding and 50% of shareholder's equity as of December 31, 2005. Considering the significance of the related party loans, please tell us and discuss in Management's Discussion and Analysis the following:

   a.   Explain your basis for stating that loans to affiliates have been made on substantially the same terms as for comparable transactions with non-affiliates considering the $7 million of related party loans were made to seven directors which included $3 million of *unsecured* lines of credit payable on demand made to three directors of the Company.

b. Include in your response and disclose the nature and total dollar amount of unsecured loans that were outstanding as of December 31, 2005 and discuss how their terms and dollar amounts compare to the loans made to Affiliates.

c. Discuss the risk analysis made by the Company that provides reasonable assurance that these unsecured loans present an acceptable risk to the Bank.

d. Describe how you determined that these loans comply with regulatory requirements for loans to related parties considering they are over 50% of shareholders' equity and appear to be in excess of the 5% limit of unimpaired capital and impaired surplus under the Federal Reserve Act.

Exhibit 13, Financial Statements

5. Please file in your next amendment the audited financial statements of the Company for the period ended December 31, 2005.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jon Kurtz
Alarion Financial Services, Inc.
June 5, 2006
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames at (202) 551-3447 or Donald Walker, Senior Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Richard L. Pearlman
        Igler & Dougherty, P.A.
        2457 Care Drive
        Tallahassee, FL 32308